EXHIBIT 11

2006 ANNUAL GENERAL MEETING

2006 Annual General Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The 2006 Annual General Meeting of the shareholders of Freegold Ventures Limited is being held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3, on Wednesday, April 26, 2006, at 10:00 a.m.

Freegold Ventures Limited

2303 West 41st  Avenue

Vancouver, British Columbia, V6M 2A3

Telephone: (604) 685-1870 and Facsimile: (604) 685-6550

FREEGOLD VENTURES LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Freegold Ventures Limited (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on Wednesday, April 26, 2006 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended December 31, 2005, and the auditors’ report thereon.

2.

To re-appoint Staley, Okada & Partners, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.

3.

To elect Directors for the ensuing year.

4.

To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 27th day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"Harry Barr"

Harry Barr

Chairman

FREEGOLD VENTURES LIMITED

2303 West 41st Avenue

Vancouver, British Columbia  V6M 2A3

Telephone No.:  604-685-1870  Fax No.: 604-685-6550

INFORMATION CIRCULAR

as at February 28, 2006 (except as indicated)

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of FREEGOLD VENTURES LIMITED (the “Company”) for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”) to be held on Wednesday, April 26, 2006, at the Company’s Executive Office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, V6C 3K9, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia V6C 3K9, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting.  If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholders will not appear on the share register of the Company.  Such shares will most likely be registered in the name of the broker or an agent of the broker.  In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms.  Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders.  As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Information Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients.  The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder’s broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder.  Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”).  ADP typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to ADP or follow specific telephone or other voting procedures.  ADP then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote shares directly at the Meeting.  Instead, the voting instruction form must be returned to ADP or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the proxy.

RECORD DATE

The Company has set the close of business on February 28, 2006, as the record date (the “Record Date”) for the Meeting.  Only the common shareholders of record, as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least ten (10) days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Company are soliciting proxies by issuance of the within circular.  As such, all directors and executive officers, their present offices, and their shares beneficially owned in the Company, directly or indirectly are as follows:

Name	Office	Number of Shares
Colin Bird	Director	356,193
Bernard Barlin	Director	0
Hubert Marleau	Director	0
Hans von Michaelis	Director	7,500
Harry Barr	Director, Chairman	1,570,820(1)
Steve Manz	President & CEO	0
Gordon Steblin	Chief Financial Officer	30,000
Taryn Downing	Corporate Secretary	30,000
J. Kristina Walcott	VP, Business Development	131,823

(1)

Of the1,570,820 shares owned by Harry Barr, 358,850 shares are owned directly; 384,875 shares are owned by Canadian Gravity Recovery Inc., a corporation wholly-owned by Mr. Barr; and 827,095 shares are owned by 293020 BC Ltd., a corporation wholly-owned by Mr. Barr.

Other than as specifically discussed in this Information Circular, no director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company, with the exception that certain directors and officers have been granted stock options.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue an unlimited number of common shares without par value (the “shares”) of which 33,062,590 shares are issued and outstanding as of the Record Date.

A quorum for the transaction of business at the Meeting is one member if the Company has only one member; or two members or proxyholders representing two members, or one member and one proxyholder representing another member, personally present at the commencement of the meeting and holding, or representing by proxy, not less than 5% of the issued shares of a class of shares, the holders of which are entitled to attend and to vote at the meeting.

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by CIBC Mellon Trust Company and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at February 28, 2006, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company 25 Esplanade Box 1038, Station A Toronto, ON M5E 1W5	20,565,197	62.2%

Notes

(1)

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

(2)

The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the registrar of shareholders maintained by the registrar and transfer agent for the Company’s shares.

EXECUTIVE COMPENSATION

The following terms have the meanings set out below:

Chief Executive Officer (“CEO”) means each individual who served as chief executive officer of your Company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer (“CFO”) means each individual who served as chief financial officer of your Company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan (“LTIP”) means a plan providing compensation intended to motive performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Named Executive Officers (“NEOs”) means the following individuals:

(a) each CEO; (b) each CFO; (c) each of the Company’s three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Stock Appreciation Rights (“SARs”) means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of December 31, 2005.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Harry Barr Chairman	2005 2004 2003	103,680(1) 103,680(1) 103,680(1)	3,138 20,960 21,120	Nil Nil Nil	Nil 190,000(3) 500,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Steve Manz, President & CEO(2)	2005	25,000	Nil	Nil	1,500,000(5)	$157,500	Nil	Nil
Gordon Steblin, CFO	2005 2004 2003	26,771(1) 30,313(1) 35,315(1)	1,785 11,400 Nil	Nil Nil Nil	Nil 100,000 60,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Fees paid through a service Company.

(2)

Steve Manz was appointed President & CEO on October 18, 2005.

(3)

These stock options were granted to Canadian Gravity, a wholly-owned company of Mr. Barr.

(4)

250,000 of these stock options were granted to Canadian Gravity Recovery Inc., a wholly-owned company of Mr. Barr. The remaining 250,000 stock options were granted to Mr. Barr directly.

(5)

Of the 1,500,000 granted, 500,000 of these were granted under the Company’s 2004 Stock Option Plan on September 30, 2005 and are exercisable at a purchase price of $0.20.  These stock options are vested as to 62,500 stock options exercisable November 1, 2005 and every three months thereafter until August 1, 2007.  The closing price of the Company’s shares on September 30, 2005 was $0.18.  1,000,000 of these were granted as nominal value Performance Shares at a purchase price of $0.01 per share on October 3, 2005.  These Performance Shares are vested as to 100,000 exercisable January 1, 2006, and 81,818 every three months thereafter until July 1, 2008 and the remaining shares August 1, 2008 as to 81,820.  The closing price of the Company’s shares on October 3, 2005 was $0.185.

LTIPs – Awards in Most Recently Completed Financial Year

Other than the grant of stock options pursuant to the Company’s share option plan, the Company made no LTIP awards during the most recently completed financial year.

Options Granted to NEOs During the Most Recently Completed Financial Year

Certain details of options to purchase the Company’s common shares granted to the NEOs during the financial year ended December 31, 2005 are set out in the following table:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Share)	Market Value of Shares Underlying Options on the Date of Grant ($/Security)	Expiration Date
Harry Barr, Chairman	Nil	Nil	Nil	Nil	Nil

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Share)	Market Value of Shares Underlying Options on the Date of Grant ($/Security)	Expiration Date
Steve Manz, President & CEO	500,000 stock options	83.3%	$0.20	$0.18	Sept 30/10
Steve Manz, President & CEO	1,000,000 performance shares	71.4%	$0.01	$0.185	Aug 1/08
Gordon Steblin, CFO	Nil	Nil	Nil	Nil	Nil

Aggregated Option\SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option\SAR Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended December 31, 2005 and the number and value of unexercised options as at December 31, 2005.

Name (a)	No. of Shares Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	No. of Unexercised Options at Dec. 31, 2005 (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options at Dec. 31, 2005 ($)(2) Exercisable/Unexercisable (e)
Canadian Gravity Recovery Inc.(3)	Nil	Nil	590,000/0	Nil
Harry Barr, Chairman	Nil	Nil	250,000/0	Nil
Steve Manz President & CEO	Nil	Nil	62,500/437,500(4) 0/1,000,000(5)	$1,562/$10,937 $0/$215,000
Gordon Steblin, CFO	Nil	Nil	210,000/0	Nil

(1)

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX on December 31, 2005 of $0.225 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

(3)

A private company wholly-owned by Harry Barr.

(4)

Represents stock options.

(5)

Represents performance shares.

Option\SARs cancelled/expired to NEO’s During the Most Recently Completed Financial Year

The table below sets out the number of common shares of the Company cancelled/expired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended December 31, 2005.

Name	Date of Grant	Number Granted	Exercise Price	Expiry Date
Canadian Gravity Recovery Inc.(1)	February 28, 2000	81,000	$0.50	February 28, 2005

Name	Date of Grant	Number Granted	Exercise Price	Expiry Date
Canadian Gravity Recovery Inc.(1)	February 28, 2000	81,000	$0.50	February 28, 2005
293020 BC Ltd.(1)	February 28, 2000	81,000	$0.50	February 28, 2005
Steve Manz President & CEO	Nil	Nil	Nil	Nil
Gordon Steblin, CFO	February 28, 2000	18,750	$0.50	February 28, 2005

(1)

A private company wholly-owned by Harry Barr.

Option Repricings

During the financial year ended December 31, 2005 no options to NEOs were repriced.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

The NEOs do not have agreements with respect to their employment with the Company.  Refer to Compensation of Directors below disclosing the payments made by the Company.

Composition of the Compensation Committee

The Compensation Committee is comprised of Colin Bird, Hubert Marleau, and Hans von Michaelis.  None of these directors are officers or employees of the Company. The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

The relative emphasis of the Company on cash compensation options, SARs securities purchase programs, shares or units that are subject to restrictions on resale and other incentive plans is variable.  The Company’s cash compensation to NEO’s tends to remain more or less constant, while any options, SARs security purchase programs are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of options, SARs, shares and units, the grants made in previous years, and the number that remain outstanding along with the amount of options remaining issuable under the Company’s stock option plan.

The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and is intended to recognize extra contributions and achievements towards the goals of the Company.

The Company’s Board of Directors, when determining cash compensation to the Chairman, President, and CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as Chairman, President, and CEO, as well as personal risks and contributions to the Company’s success.  The Chairman, President, and CEO receive a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

Compensation of Directors

Commencing January 1, 2005 the directors were remunerated as follows: $1,500 per quarter, $500 per directors meeting and $500 per committee meeting.

During the year ended December 31, 2005 a total of $106,818 was paid to a company controlled by Harry Barr, Chairman and Director of the Company for management services.

PERFORMANCE GRAPH

The following graph illustrates the Company’s five year cumulative total shareholder return considering a $100 Investment – December 31, 2000 to December 31, 2005.

Price	31-Dec-2000	31-Dec-2001	31-Dec-2002	31-Dec-2003	31-Dec-2004	31-Dec-2005
ITF	100.00	69.00	139.57	159.95	112.91	70.57
TSX Composite Index	100.00	86.06	74.04	92.02	103.50	103.50

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During fiscal year ended 2005, the Company maintained three incentive and stock option compensation plans:  a Stock Option Plan Amended May 20, 2004, a Stock Option and Incentive Plan dated April 26, 2005 and a Performance Share Plan, all of which have been previously approved by the shareholders of the Company and by the TSX.  The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at December 31, 2005.

Equity Compensation Plan Information

Plan Category	Number of shares to be issued upon exercise of outstanding options and other rights	Weighted-average exercise price of outstanding options and other rights	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	5,570,000	0.30	4,732,543
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	5,570,000	0.30	4,732,543

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans which have previously been approved by the shareholders: the 2004 Stock Option Plan, the 2005 Stock Option Plan and the Performance Share Plan.  These plans, which are detailed below, are maintained separate and apart from each other.

(a)

Stock Option Plan Amended May 20, 2004

The Company’s existing stock option plan, as amended May 20, 2004 (the “2004 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2004 Plan shall not exceed 5,258,341 shares.

		Percentage of Issued and Outstanding Shares as of February 28, 2005
Shares issued upon exercise of incentive stock options	85,000	0.026%
Shares reserved for issuance pursuant to unexercised incentive stock options	4,330,000	13.10%
Unallocated shares available for future grants of incentive stock options	843,341	2.55%
TOTAL	5,258,341	15.68%

The 2004 Plan was adopted to advance the interests of the Company and its shareholders by affording key personnel, upon whose judgment, initiative and effects the Company rely for the successful conduct of the Company’s business, an opportunity for investment in the Company and the incentive advantages inherent in the share ownership in the Company.  The 2004 Plan authorizes the Board to grant options to key personnel selected by the Board, upon considering criteria such as employment position or other relationship with the Company, duties and responsibilities, ability, productivity, length of service or association, morale, interest in the Company, recommendations by supervisors and other matters.

The 2004 Plan is administered by the Board in accordance with the terms of the 2004 Plan.  Pursuant to the 2004 Plan, the Board may grant options to key personnel upon such terms and conditions as the Board may determine in accordance with the terms of the 2004 Plan.  The Board will determine the option price (which must comply with TSX policies) and the term of the options, which may be up to 10 years in length.  Vesting provisions may be included at the discretion of the Board.  The total number of options granted to insiders may not exceed 10% of the issued and outstanding shares of the Company in any 12 month period and no insider may be granted options exceeding 5% of the issued and outstanding shares of the Company in any 12 month period.  Pursuant to the 2004 Plan, the maximum number of shares reserved for any on individual may not exceed 5% of the issued and outstanding share capital of the Company at the date of grant.  If an optionee’s relationship with the Company is terminated for cause, then such person’s options will terminate on the same day that the relationship ceases.  If an optionee’s relationship with the Company is terminated for any reason other than cause or death, then such person’s options will terminate on the same day that the relationship ceases unless the Board specifically allows an additional 30 day exercise period.  Upon death of an optionee, such optionee’s options may be exercised by the estate of the optionee for one year from the date of death or such longer period as the Board may determine at the time of grant of the options.

The 2004 Plan may be amended by the Board as it may deem proper and in the best interests of the Company, subject to prior approval of the TSX, provided that no such amendment shall impair any option previously granted under the 2004 Plan.

The Company intends to continue with 2004 Plan until all allowable options have been granted.  Thereafter, the Company shall grant options pursuant to the 2005 SOI Plan.

(b)

April 26, 2005 Stock Option and Incentive Plan

The Company’s 2005 Stock Option and Incentive Plan (the “2005 SOI Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2005 SOI Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  No securities have been granted or issued under the 2005 SOI Plan as at the date of this Circular.

2005 SOI Plan - General

The purpose of the 2005 SOI Plan is to attract and retain the best available personnel for positions with the Company, to provide incentives and awards to eligible persons under the plan, and to promote the success of the Company’s business.  Incentive benefits that may be granted under the 2005 SOI Plan include:  stock options (tax qualified and non-tax qualified); stock awards, restricted stock, stock appreciation rights, performance shares/units; grant or sale of compensation related restricted shares or deferred shares, cash awards or other incentives that may be determined by the Board in future.

The 2005 SOI Plan is administered by the Board in accordance with the terms of the 2005 SOI Plan.

The 2005 SOI Plan provides that the maximum aggregate number of shares of the Company which may be awarded under the 2005 SOI Plan will be 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  The 2005 SOI Plan took effect March 1, 2005 and will terminate on March 1, 2015.

Incentives under the 2005 SOI Plan may be granted only to such directors, officers, employees, consultants, advisors or other eligible participants as determined by the Board (collectively, the

“Participants”).  No individual may receive incentive grants exceeding 5% of issued capital of the Company, unless specifically authorized by the Board and permitted by applicable laws and exchange policies.

The 2005 SOI Plan may be amended by the Board at any time, without shareholder approval subject to the following amendments requiring shareholder approval, as required by law or exchange policies:  an increase in the fixed percentage of shares subject to the 2005 SOI Plan and any change in the definition of Participant (i.e., persons that may receive options or awards under the 2005 SOI Plan).

The Board may make amendments such as repricing and extending non insider options.

If required by Exchange policy to which the Company is subject, repricing or extension of incentive agreements to insiders shall require shareholder approval.

Stock Options

The Board may grant options to Participants to purchase common shares of the Company upon such terms and conditions as the Board may determine.  The option price will be at fair market value, as determined by the Board in accordance with applicable laws and exchange policies.  Unless otherwise specified, the term of each option will be five years from the date of grant with any vesting provisions being set at the discretion of the Board.  In most circumstances, an option will be exercisable for a period of three months after an employee ceases to be an employee, where such termination of employment is voluntary, (only with respect to options that are vested on such date of termination of employment).  The options will terminate on the date an employee’s employment by the Company is terminated, if such termination is for cause.  Where employment has been terminated due to disability or death, the options will be exercisable for six months from the date of termination of employment or death with respect only to options that are vested on the date of termination of employment or death, as the case may be.

Any grant of option may provide for payment to the optionee of dividend equivalents or accretions thereon in cash or shares on a current, deferred or contingent basis or the Board may provide that any dividend equivalent may be credited against the option price.  Any grant of an option may provide that payment of the option price may be made in the form of restricted shares or other shares that are not subject to risk of forfeiture or restrictions on transfer in the manner determined by the Board.  Any grant may allow for deferred payment of the option price through a sale and remittance procedure whereby the Participant will sell the common shares through a Company-designated brokerage firm, which firm then will forward directly to the Company from the proceeds of sale of the shares, the aggregate option price payable for the purchased shares.

Subject to applicable laws and exchange policies, the Board may, in its discretion, assist any Participant in the exercise of awards under the 2005 SOI Plan by authorizing the Company to provide a loan to the Participant (not to exceed the exercise price plus tax liability incurred in connection therewith), permitting the Participant to pay the exercise price in installments, authorizing the Company to guarantee a loan obtained by the Participant from a third party, or granting a cash bonus to the Participant to enable the Participant to pay tax obligations arising from an award.  Any such loans may be forgiven by the Company at the discretion of the Board.

Restricted Shares

Restricted shares will be sold or transferred by the Company to a Participant at a price which may be below fair market value or for no payment at all, but are subject to restriction on their sale or other transfer by the Participant and such shares will be escrowed until such time as the restrictions are removed.  The number of restricted shares that may be transferred or sold by the Company, the sale price, and the restrictions set on such shares will all be determined by the Board at the time of grant.

Deferred Shares

Deferred shares are an award of the right to receive shares at the end of a specified deferral period, upon fulfillment during the deferral period of pre-set performance conditions, all of which terms and conditions will be determined by the Board at the time of grant or sale of the deferral shares.

Performance Shares

Performance shares or units may be issued to a Participant upon the achievement of specified objectives set by the Board upon terms and conditions set by the Board.

(c)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,187,482 nominal value performance shares (872,897 in 2003 and 1,314,585 in 2004).  To date, 1,400,000 of these have been allotted and 50,000 have been issued.  At the time of shareholder approval in 2003, the 872,897 shares represented 5% of the Company’s then issued and outstanding shares.  At the time of shareholder approval in 2004, the 1,314,585 shares represented 5% of the Company’s then issued and outstanding shares.  As at February 28, 2006, the 2,187,482 performance shares represent 6.6% of the Company’s issued and outstanding shares.

These performance shares shall be issued at the discretion of the Board to such arm’s length parties as the Board considers desirable to attract to the Company particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.  Vesting provisions may be imposed at the discretion of the Board in its sole discretion at the date of issuance.  The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance.  As of February 28, 2006, 1,400,000 performance shares have been allotted.  Of the 400,000 performance shares, 50,000 have been issued and the remaining shares shall vest as to 50,000 shares on March 6, 2006 and every six months thereafter.  Of the 1,000,000 performance shares, none of these shares have been issued.  These share are vested as to 100,000 January 1, 2006 (these have been allotted but not yet issued), 81,818 shares every three months thereafter to July 1, 2008 and the remaining shares vest as to 81,820 shares on August 1, 2008.  These performance shares represent 4.23% of the Company’s issued and outstanding shares as at February 28, 2006.

The above 2,187,482 performance shares are separate from any performance shares that may be issued under the 2005 SOI Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending December 31, 2005.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company or other informed person, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein or elsewhere in this Information Circular.

RE-APPOINTMENT OF AUDITORS

Staley Okada & Partners, Chartered Accountants will be nominated at the Company’s Annual General Meeting for re-election as the Company’s auditors for the ensuing year.  Remuneration of Staley Okada & Partners is to be determined by the Company’s Board of Directors. Staley, Okada & Partners have been auditors of the Company since July 5, 2000.

MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiary are to any substantial degree performed by a person other than the directors or executive officers of the Company or subsidiary, except as disclosed herein.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that each reporting company disclose its corporate governance practices on an annual basis.  The Company’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of five directors.  All the proposed nominees are current directors.

Independence

Section 1.4 of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) sets out the standard for director independence.  Under MI 52-110, a director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of MI 52-110, three of the five members of the Board are independent.  The members who are independent are Bernard Barlin, Hubert Marleau and Hans von Michaelis.  Harry Barr is not independent by virtue of the fact that he was, within the past 3 years, an executive officer of the Company (Mr. Barr was the former CEO of the Company from August 21, 1991 to October 18, 2005).  Colin Bird is not independent by virtue of the fact that he was, within the past 3 years, an executive officer of the Company (Mr. Bird was the former President of the Company from February 19, 1999 to June 29, 2005).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board of Directors, the Board ensures that a majority of independent Directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Harry Barr	CanAlaska Ventures Ltd. Pacific North West Capital Corp. El Nino Ventures Inc.
Colin Bird	CanAlaska Ventures Ltd. Jubilee Platinum PLC Tiger Resource Finance PLC Pan African Resources PLC MIT Ventures Corp.
Bernard Barlin	CanAlaska Ventures Ltd. Pacific North West Capital Corp. El Nino Ventures Inc.
Hubert Marleau

CanAlaska Ventures Ltd.

Contact Image Corporation

Global (GMPC) Holdings Inc

Global Development Resources, Inc.

GobiMin Inc.

Huntington Resources

Knowlton Capital Inc.

Magistral Biotech Inc.

Malette Industries Inc.

Maudore Minerals Ltd

Mitec Telecom Inc.

Niocan Inc.

Normabec Mining Resources Ltd.

ORTHOsoft Inc. (formerly ORTHOsoft Holdings Inc.)

Uni-Sélect Inc.

South Malartic Resources Inc.

Warnex Inc.

Hans von Michaelis	Morgain Minerals Inc.

Meetings of Directors

The Board holds a minimum of four regular meetings each year, as well as additional meetings as required.  Since the beginning of the Company’s most recently completed financial year, the independent Directors have not held a meeting at which non-independent Directors were not in attendance.

Chairman

In the year ended December 31, 2005, Harry Barr was the Chairman.  Under MI 52-110, Mr. Barr is not independent by virtue of the fact that he was the former CEO of the Company (August 21, 1991 to October 18, 2005) (in order to be independent, Mr. Barr must not have been an executive officer of the Company in the last three years).

The Board has a written mandate which ensures that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.

Attendance Record

In the year ended December 31, 2005, the Board held two meetings and passed resolutions by way of consent resolutions on 17 different occasions.  All of the Directors attended all meetings and executed all consent resolutions.

Mandate of the Board of Directors

The mandate of the Board, as prescribed by applicable corporate law, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Position Description for Chairman and CEO

The Board is in the process of developing a written position description for the Chairman of the Board.  The Board is also in the process of developing a written position description for the CEO.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Company has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and Directors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics, a copy of which is attached hereto as Schedule “A”.

Nomination of Directors

Board turnover is relatively rare and accordingly the Board does not have a nominating committee or a formal procedure with respect to the nomination of directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Committees of the Board are in integral part of the company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Hubert Marleau, Chairman of the Audit Committee, Hans von Michaelis and Bernard Barlin who are financially literate in accordance with national securities legislation.  Mr. Hubert Marleau, B.Sc., is currently President & CEO of Palos Capital Corp., and has been a director or executive officer of several public companies for over 25 years; Mr. Hans von Michaelis holds a Ph.D. in Geochemistry, Dr. von Michaelis has been the President of Randol International Ltd. since 1977, and Mr. Bernard Barlin, B.Sc. (Eng.), P. Eng., C. Eng was a director or executive officer of public companies for over 30 years.

All of these directors are independent in accordance with the standards of director independence set out under MI 52-110.

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Additional information regarding the audit committee may be found in Item 16A of the Company’s Form 20F dated March 27, 2006 filed on SEDAR at www.sedar.com.

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, “audit fees” are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

December 31, 2005	$39,200	$2,137.67	$4,850	$ Nil
December 31, 2004	$29,650	Nil	$2,675	$ Nil

Compensation Committee

In fiscal year ended 2005, the Board of Directors appointed a Compensation Committee composed of three directors: Colin Bird, Hubert Marleau, and Hans von Michaelis.  Please see the section above entitled “Composition of the Compensation Committee” for further information on this Committee.

Corporate Governance Committee

In fiscal 2005, the Board of Directors appointed a Corporate Governance Committee composed of three directors: Colin Bird, Hubert Marleau, and Hans von Michaelis.  The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

Assessments

The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended December 31, 2005.  A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2.

Re-Appointment of Auditors

Shareholders of the Company will be asked to vote for the re-appointment of Staley, Okada & Partners, Chartered Accountants, of Vancouver, British Columbia, as the Company's auditors, to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors.  Staley, Okada & Partners have been auditors of the Company since July 5, 2000.

3.

Election of Directors

The size of the Board of Directors is currently five.

It is proposed that the below-stated nominees be elected at the Meeting as directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors.  Each Director elected will hold office until the close of the next Annual General Meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management’s nominees for election as Directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at February 28, 2006.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled at Feb 28/06(1)
Harry Barr Vancouver, BC Canada Chairman	Chairman of CanAlaska Ventures Ltd. (2004-present); President & CEO of CanAlaska Ventures Ltd. (1985–2004); Director of CanAlaska Ventures Ltd. (1985-present); President, CEO, & Director of Pacific North West Capital Corp. (1996 – present); Director of El Nino Ventures Inc. (1999 – present) and President of El Nino Ventures Inc. (2003-present).	1985	1,570,820 (6)
Colin Bird(3)(5) Camberley, UK Director	CEO of Jubilee Platinum PLC (2002-present); Managing Director of Lion Mining Finance Ltd. (1995–present); and Director of various other mining companies.	1996	356,193
Bernard Barlin(2)(4)(5) UK Director	Director of CanAlaska Ventures Ltd. (1989–present); Director of Pacific North West Capital Corp. (2000–present); and Director of El Nino Ventures Inc. (2004-present).	1989	Nil
Hubert Marleau Montreal, Canada(2)(3)(4)(5) Director	President & CEO of Palos Capital Corp. (1998–present); and Director of several other companies.	1996	Nil
Hans von Michaelis(2)(3)(4)(5) Colorado, US Director	President of Randol International Ltd. (1977-present); and Director of Morgain Minerals Inc. (2005-present).	2003	7,500

Notes:

(1)

This information has been furnished by the respective directors.

(2)

Denotes member of the Audit Committee.

(3)

Denotes member of the Compensation Committee

(4)

Denotes member of the Corporate Governance Committee

(5)

Unrelated director

(6)

Of the 1,570,820 shares owned by Harry Barr, 358,850 shares are owned directly; 384,875 shares are owned by Canadian Gravity Recovery Inc., a corporation wholly-owned by Mr. Barr, and 827,095 shares are owned by 293020 BC Ltd., a corporation wholly-owned by Mr. Barr.

Harry Barr, Bernard Barlin, Colin Bird, and Hubert Marleau are also directors of CanAlaska Ventures Ltd. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of CanAlaska Ventures Ltd.

Harry Barr and Bernard Barlin are also directors of Pacific North West Capital Corp. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Pacific North West Capital Corp.

ADDITIONAL INFORMATION

Additional information relating to the Company concerning the Company and its operations is available on SEDAR at www.sedar.com.  Financial information concerning the Company is provided in its comparative financial statements and management’s discussion and analysis for the Company’s most recently completed financial year.  Copies of this information are available either on SEDAR or by contacting the Company at its offices located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3; phone 604-685-1870; fax 604-685-6550.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

Dated this 27th day of March, 2006

ON BEHALF OF THE BOARD OF DIRECTORS

“Harry Barr”

Harry Barr

Chairman

SCHEDULE “A”

FREEGOLD VENTURES LIMITED

CODE OF BUSINESS CONDUCT AND ETHICS

THIS CODE APPLIES TO EVERY DIRECTOR, OFFICER (INCLUDING OUR CHIEF EXECUTIVE OFFICER ("CEO") AND CHIEF FINANCIAL OFFICER ("CFO")), AND EMPLOYEE OF FREEGOLD VENTURES LIMITED (THE "COMPANY").  THE TERM EMPLOYEE INCLUDES ANY INDIVIDUAL THAT IS PAID ON THE COMPANY PAYROLL.

To further the Company's fundamental principles of honesty, loyalty, fairness and forthrightness, we have established this Code of Business Conduct and Ethics (this "Code").  Our Code strives to deter wrongdoing and promote the following objectives:

1.

Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.

Full, fair, accurate, timely and transparent disclosure;

3.

Compliance with the applicable government and self-regulatory organization laws, rules and regulations;

4.

Prompt internal reporting of Code violations; and

5.

Accountability for compliance with the Code.

Below, we discuss situations that require application of our fundamental principles and promotion of our objectives.  If there is a conflict between this Code and a specific procedure you should consult the CEO, or another officer as may be designated by the CEO from time to time for guidance.  The CEO, in the event of a conflict between this Code and any such procedure, or for any other guidance in respect of this Code absent a specific referral herein, should consult the Chairman of the Audit Committee of the Board of Directors.

ACCOUNTABILITY FOR COMPLIANCE WITH THE CODE

Each of the Company's directors, officers and employees is expected to:

Understand.  The Company expects you to understand the requirements of your position including company expectations and governmental rules and regulations that apply to your position.

Comply.  The Company expects you to comply with this Code and all applicable laws, rules and regulations.

Report.  The Company expects you to report any violation of this Code of which you become aware.

Be Accountable.  The Company holds you accountable for complying with this Code.

ACCOUNTING POLICIES

The Company and each of its subsidiaries will make and keep books, records and accounts, which in reasonable detail accurately and fairly present the transactions and disposition of the assets of the Company.

All directors, officers, employees and other persons are prohibited from directly or indirectly falsifying or causing to be false or misleading any financial or accounting book, record or account.  You and others are expressly prohibited from directly or indirectly manipulating an audit, and from destroying or tampering with any record, document or tangible object with the intent to obstruct a pending or contemplated audit, review or federal investigation.  The commission of, or participation in, one of these prohibited activities or other illegal conduct will subject you to government penalties, as well as punishment of up to and including termination of employment.

No director, officer or employee of the Company may directly or indirectly;

-

Make or cause to be made a materially false or misleading statement, or

-

Omit to state, or cause another person to omit to state, any material fact necessary to make statements made not misleading in connection with the audit of financial statements by independent accountants, the preparation of any required reports whether by independent or internal accountants, or any other work which involves or relates to the filing of a document with the US Securities and Exchange Commission ("SEC") or applicable Canadian securities regulatory authorities.

AMENDMENTS AND MODIFICATIONS OF THIS CODE

There shall be no amendment or modification to this Code except by a vote of the Board of Directors or a designated board committee that will ascertain whether an amendment or modification is appropriate.

In case of any amendment or modification of this Code that applies to an officer or director of the Company, the amendment or modification shall be posted on the Company's website within two days of the board vote or shall be otherwise disclosed as required by applicable law or Toronto Stock Exchange rules.  Notice posted on the website shall remain there for a period of 12 months and shall be retained in the Company's files as required by law.

ANONYMOUS REPORTING

If you wish to report a suspected violation of this Code anonymously, you may call the Chairman of the Audit Committee of the Board of Directors.  You do not have to reveal your identity in order to make a report.  If you do reveal your identity, it will not be disclosed by the Chairman of the Audit Committee unless disclosure is unavoidable during an investigation.

ANTI-BOYCOTT AND US SANCTIONS LAWS

The Company must comply with anti-boycott laws, which prohibit it from participating in, and require us to report to the authorities any request to participate in, a boycott of a country or businesses within a country.  If you receive such a request, report it to the CEO.  We will also not engage in business with any government, entity, organization or individual where doing so is prohibited by applicable laws.  For more information on these laws contact CEO who will consult with or refer you to the appropriate Company legal representatives.

ANTITRUST AND FAIR COMPETITION LAWS

The purpose of antitrust laws in Canada, the United States and most other countries is to provide a level playing field to economic competitors and to promote fair competition.  No director, officer or employee, under any circumstances or in any context, may enter into any understanding or agreement, whether express or implied, formal or informal, written or oral, with an actual or potential competitor, which would illegally limit or restrict in any way either party's actions, including the offers of either party to any third party.  This prohibition includes any action relating to prices, costs, profits, products, services, terms or conditions of sale, market share or customer or supplier classification or selection.

It is our policy to comply with all Canadian, U. S. and all other applicable antitrust laws.  This policy is not to be compromised or qualified by anyone acting for or on behalf of our Company.  You must understand and comply with the antitrust laws as they may bear upon your activities and decisions.  Anti-

competitive behavior in violation of antitrust laws can result in criminal penalties, both for you and for the Company.  Accordingly, any question regarding compliance with antitrust laws or your responsibilities under this policy should be directed to the Designated Officer.  Any director, officer or employee found to have knowingly participated in violating the antitrust laws will be subject to disciplinary action, up to and including termination of employment.

Below are some scenarios that are prohibited and scenarios that could be prohibited to antitrust reasons.  These scenarios are not an exhaustive list of all prohibited and possibly prohibited antitrust conduct.  When in doubt about any situation, whether it is discussed below or not, you should consult with the Designated Officer.

The following scenarios are prohibited for antitrust or anti-competition reasons:

-

Proposals or agreements or understandings-express or implied, formal or informal, written or oral-with any competitor regarding any aspect of competition between the Company and the competitor for sales to third parties.

-

Proposals or agreements or understandings with customers which restrict the price or other terms at which the customer may resell or lease any product or service to a third party.

-

Proposals or agreements or understandings with suppliers which restrict the price or other terms at which the Company may resell or lease any product or service to a third party.

The following business arrangements could raise anti-competition or antitrust law issues.  Before entering into them, you must consult with the Designated Officer:

-

Exclusive arrangements for the purchase or sale of products or services.

-

Bundling of goods and services.

-

Technology licensing agreements that restrict the freedom of the license or licensor.

-

Agreements to add an employee of the Company to another entity's Board of Directors.

BRIBERY

You are strictly forbidden from offering, promising or giving money, gifts, loans, rewards, favors or anything of value to any governmental official, employee, agent or other intermediary which is prohibited by law.  Those paying a bribe may subject the Company and themselves to civil and criminal penalties.  When dealing with government customers or officials, no improper payments will be tolerated.  If you receive any offer of money or gifts that is intended to influence a business decision, it should be reported to your supervisor or the CEO immediately.

The Company prohibits improper payments in all of its activities, whether these activities are with governments or in the private sector.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The Company's goal and intention is to comply with the laws, rules and regulations by which we are governed.  In fact, we strive to comply not only with requirements of the law but also with recognized compliance practices.  All illegal activities or illegal conduct are prohibited whether or not they are specifically set forth in this Code.

Where law does not govern a situation or where the law is unclear or conflicting, you should discuss the situation with your supervisor and management should seek advice from the CEO, who will consult with or refer you  to the appropriate Company legal representatives.  Business should always be conducted in a fair and forthright manner. Directors, officers and employees are expected to act according to high ethical standards.

COMPUTER AND INFORMATION SYSTEMS

For business purposes, officers and employees are provided telephones and computer workstations and software, including network access to computing systems such as the Internet and e-mail, to improve personal productivity and to efficiently manage proprietary information in a secure and reliable manner.  You must obtain the permission from the CEO to install any software on any Company computer or connect any personal laptop to the Company network.  As with other equipment and assets of the Company, we are each responsible for the appropriate use of these assets.  Except for limited personal use of the Company's telephones and computer/e-mail, such equipment may be used only for business purposes.  Officers and employees should not expect a right to privacy of their e-mail or Internet use.  All e-mails or Internet use on Company equipment may be subject to monitoring by the Company.

CONFIDENTIAL INFORMATION BELONGING TO OTHERS

You must respect the confidentiality of information, including, but not limited to, trade secrets and other information given in confidence by others, including but not limited to partners,

suppliers, contractors, competitors or customers, just as we protect our own confidential information.  However, certain restrictions about the information of others may place an unfair burden on the Company's future business.  For that reason, directors, officers and employees should coordinate with the CEO to ensure appropriate agreements are in place prior to receiving any confidential third-party information.  These agreements must reflect a balance between the value of the information received on the one hand and the logistical and financial costs of maintaining confidentiality of the information and limiting the Company's business opportunities on the other.  In addition, any confidential information that you may possess from an outside source, such as a previous employer, must not, so long as such information remains confidential, be disclosed to or used by the Company.  Unsolicited confidential information submitted to the Company should be refused, returned to the sender where possible and deleted, if received via the Internet.

CONFIDENTIAL AND PROPRIETARY INFORMATION

It is the Company's policy to ensure that all operations, activities and business affairs of the Company and our business associates are kept confidential to the greatest extent possible.  Confidential information includes all non-public information that might be of use to competitors, or that might be harmful to the Company or its customers if disclosed.  Confidential and proprietary information about the Company or its business associates belongs to the Company, must be treated with strictest confidence and is not to be disclosed or discussed with others.

Unless otherwise agreed to in writing, confidential and proprietary information includes any and all methods, inventions, improvements or discoveries, whether or not patentable or copyrightable, and any other information of a similar nature disclosed to the directors, officers or employees of the Company or otherwise made known to the Company as a consequence of or through employment or association with the Company (including information originated by the director, officer or employee).  This can include, but is not limited to, information regarding the Company's business, products, processes, and services.  It also can include information relating to research, development, inventions, trade secrets, intellectual property of any type or description, data, business plans, marketing strategies, engineering, contract negotiations and business methods or practices.

The following are examples of information that is not considered confidential:

-

Information that is in the public domain to the extent it is readily available;

-

Information that becomes generally known to the public other than by disclosure by the Company or a director, officer or employee; or

-

Information you receive from a party that is under no legal obligation of confidentiality with the Company with respect to such information.

We have exclusive property rights to all confidential and proprietary information regarding the Company or our business associates.  The unauthorized disclosure of this information could destroy its value to the Company and give others an unfair advantage.  You are responsible for safeguarding Company information and complying with established security controls and procedures.  All documents, records, notebooks, notes, memoranda and similar repositories of information containing information of a secret, proprietary, confidential or generally undisclosed nature relating to the Company or our operations and activities made or compiled by the director, officer or employee or made available to you prior to or during the term of your association with the Company, including any copies thereof, unless otherwise agreed to in writing, belong to the Company and shall be held by you in trust solely for the benefit of the Company, and shall be delivered to the Company by you on the termination of your association with us or at any other time we request.

CONFLICTS OF INTEREST

Conflicts of interest can arise in virtually every area of our operations.  A "conflict of interest" exists whenever an individual's private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.  We must strive to handle in an ethical manner any actual or apparent conflicts of interest between personal and professional relationships.  We must each make decisions solely in the best interest of the Company.  Any business, financial or other relationship with suppliers, customers or competitors that might impair or appear to impair the exercise of our judgment solely for the benefit of the Company is prohibited.

Here are some examples of conflicts of interest:

Family Members.  Actions of family members may create a conflict of interest.  For example, gifts to family members by a supplier of the Company are considered gifts to you and must be reported.  Doing business for the Company with organizations where your family members are employed or that are partially or fully owned by your family members or close friends may create a conflict or the appearance of a conflict of interest.  For purposes of the Code "family members" include any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, and adoptive relationships.

Gifts, Entertainment, Loans, or Other Favors.  Directors, officers and employees shall not seek or accept personal gain, directly or indirectly, from anyone soliciting business from, or doing business with the Company, or from any person or entity in competition with us.  Examples of such personal gains are gifts, non-business-related trips, gratuities, favors, loans, and guarantees of loans, excessive entertainment or rewards.   However, you may accept gifts of a nominal value.  Other than common business courtesies, directors, officers, employees and independent contractors must not offer or provide anything to any person or organization for the purpose of influencing the person or organization in their business relationship with us.

Directors, officers and employees are expected to deal with advisors or suppliers who best serve the needs of the Company as to price, quality and service in making decisions concerning the use or purchase of materials, equipment, property or services.  Directors, officers and employees who use the company's advisors, suppliers or contractors in a personal capacity are expected to pay market value for materials and services provided.

Outside Employment.  Officers and employees may not participate in outside employment, self-employment, or serve as officers, directors, partners or consultants for outside organizations, if such activity:

1.

reduces work efficiency;

2.

interferes with your ability to act conscientiously in our best interest; or

3.

requires you to utilize our proprietary or confidential procedures, plans or techniques.

You must inform your supervisor of any outside employment, including the employer's name and expected work hours.

Reporting Conflicts of Interest or Potential Conflicts of Interest.

You should report any actual or potential conflict of interest involving yourself or others of which you become aware to your supervisor or CEO.  Officers should report any actual or potential conflict of interest involving yourself or others of which you become aware to the Audit Committee of the Board of Directors.  Directors should report any actual or potential conflict of interest involving yourself or others of which you become aware to the Chairman of the Audit Committee of the Board of Directors.

CORPORATE COMMUNICATIONS

See Investor Relations and Public Affairs.

CORPORATE OPPORTUNITIES AND USE AND PROTECTION OF COMPANY ASSETS

You are prohibited from:

-

taking for yourself, personally, opportunities that are discovered through the use of Company property, information or position;

-

using Company property, information or position for personal gain; or

-

competing with the Company.

You have a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

You are personally responsible and accountable for the proper expenditure of Company funds, including money spent for travel expenses or for business entertainment.  You are also responsible for the proper use of property over which you have control, including both Company property and funds and property that has been entrusted to your custody.  Company assets must be used only for proper purposes.

Company property should not be misused.  Company property may not be sold, loaned or given away regardless of condition or value, without proper authorization.  Each director, officer and employee should protect our assets and ensure their efficient use.  Theft, carelessness and waste have a direct impact on the Company's profitability.  Company assets should be used only for legitimate business purposes.

DISCIPLINE FOR NONCOMPLIANCE WITH THIS CODE

Disciplinary actions for violations of this Code of Business Conduct and Ethics can include oral or written reprimands, suspension or termination of employment or a potential civil lawsuit against you.

The violation of laws, rules or regulations, which can subject the Company to fines and other penalties, may result in your criminal prosecution.

DISCLOSURE POLICIES AND CONTROLS

The continuing excellence of the Company's reputation depends upon our full and complete disclosure of important information about the Company that is used in the securities marketplace.  Our financial and non-financial disclosures and filings with the SEC and applicable Canadian securities regulatory authorities must be transparent, accurate and timely.  Proper reporting of reliable, truthful and accurate information is a complex process involving cooperation among many of us.  We must all work together to insure that reliable, truthful and accurate information is disclosed to the public.

The Company must disclose to the SEC, applicable Canadian securities regulatory authorities, current security holders and the investing public information that is required, and any additional information that may be necessary to ensure the required disclosures are not misleading or inaccurate.  The Company requires you to participate in the disclosure process, which is overseen by the CEO and CFO.  The disclosure process is designed to record, process, summarize and report material information as required by all applicable laws, rules and regulations.  Participation in the disclosure process is a requirement of a public company, and full cooperation and participation by the CEO and CFO and, upon request, other managers and employees in the disclosure process is a requirement of this Code.

Officers and employees must fully comply with their disclosure responsibilities in an accurate and timely manner (within the guidelines of applicable securities regulatory authorities) or be subject to discipline of up to and including termination of employment.

ENVIRONMENT, HEALTH AND SAFETY

The Company is committed to managing and operating our assets in a manner that is protective of human health and safety and the environment.  It is our policy to comply, in all material respects, with applicable health, safety and environmental laws and regulations.  Each employee is also expected to comply with our policies, programs, standards and procedures.

FAIR DEALING WITH OTHERS

No director, officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

FILING OF GOVERNMENT REPORTS

Any reports or information provided, on our behalf, to federal, provincial, territorial, state, local or foreign governments should be true, complete and accurate.  Any omission, misstatement or lack of attention to detail could result in a violation of the reporting laws, rules and regulations.

INSIDER TRADING OR TIPPING

Directors, officers and employees who are aware of material, non-public information from or about the Company (an "insider"), are not permitted, directly or through family members or other persons or entities, to:

-

Buy or sell securities (or derivatives relating to such securities) of the Company, including transfers in or out of the stock funds in the Employee Savings Plan (other than pursuant to a pre-approved trading plan that complies with the SEC Rule 10b5-1), or

-

Pass on, tip or disclose material, nonpublic information to others outside the Company including family and friends.

Such buying, selling or trading of securities may be punished by discipline of up to and including termination of employment; civil actions, resulting in penalties of up to three times the amount of profit gained or loss avoided by the inside trade or stock tip; or criminal actions, resulting in fines and jail time.  Any questions concerning the above and as to whether communication of particular information is permissible should be referred to the CEO.

Examples of information that may be considered material, non-public information in some circumstances are:

-

Undisclosed annual, quarterly or monthly financial results, a change in earnings or earnings projections, or unexpected or unusual gains or losses in major operations;

-

Undisclosed negotiations and agreements regarding mergers, concessions, joint ventures, acquisitions, divestitures, business combinations or tender offers;

-

Undisclosed drilling results or reserve or resource calculations;

-

Undisclosed major management changes;

-

A substantial contract award or termination that has not been publicly disclosed;

-

A major lawsuit or claim that has not been publicly disclosed;

-

Undisclosed information about public or private financings, or decisions concerning matters such as dividends or stock splits;

-

An undisclosed filing of a bankruptcy petition by the Company or a significant subsidiary;

-

Information that is considered confidential; and

-

Any other undisclosed information that could affect our share price.

This list is illustrative only and is not intended to provide a comprehensive list of circumstances that could give rise to material information.  If you have any question as to whether particular information is material, consult with the CEO or the CFO, who will consult with legal counsel as appropriate.

Non-Public Information

Information concerning the Company is considered nonpublic if it has not been disseminated in a manner making it available to investors generally.  If you have any questions as to whether particular information has been so disseminated, consult with the CEO or the CFO, who will consult with legal counsel as appropriate.

Another Company's Securities.

The same policy also applies to securities issued by another company if you have acquired material, public information relating to such company in the course of your employment or affiliation with the Company.

Trades Following Disclosure.

When material information has been publicly disclosed, each insider must continue to refrain from buying or selling the securities in until after the information has been publicly released to allow the markets time to absorb the information.

INVESTOR RELATIONS AND PUBLIC AFFAIRS

It is very important that the information disseminated about the Company be both accurate and consistent.  For this reason, the CEO, CFO and Manager, Investor Relations are responsible for:  (i) the Company's internal and external communications; (ii) public communications with stockholders, analysts and other interested members of the financial community; and (iii) communication with spokespersons in both routine and crisis situations.

NON-RETALIATION FOR REPORTING

In no event will the Company take or threaten any action against you as a reprisal or retaliation for making a complaint or disclosing or reporting information in good faith.  However, if a reporting individual was involved in improper activity the individual may be appropriately disciplined even if he or she was the one who disclosed the matter to the Company.  In these circumstances, we may consider the conduct of the reporting individual in reporting the information as a mitigating factor in any disciplinary decision.

We will not allow retaliation against any employee for reporting a possible violation of this Code in good faith.  Retaliation for reporting a federal offense is illegal under federal law and prohibited under this Code.  Retaliation for reporting any violation of a law, rule or regulation or a provision of this Code is prohibited.  Retaliation will result in discipline up to and including termination of employment and may also result in criminal prosecution.

POLITICAL CONTRIBUTIONS

You must refrain from making any use of Company, personal or other funds or resources on behalf of the Company for political or other purposes which are improper or prohibited by the applicable federal, provincial, territorial, state, local or foreign laws, rules or regulations.  Company contributions or expenditures in connection with election campaigns will be permitted only to the extent allowed by federal, provincial, territorial, state, local or foreign election laws, rules and regulations.

You are encouraged to participate actively in the political process.  We believe that individual participation is a continuing responsibility of those who live in a free country.

PROHIBITED SUBSTANCES

We have policies prohibiting the use of alcohol, illegal drugs or other prohibited items, including legal drugs which affect the ability to perform one's work duties, while on Company premises.  We also prohibit the possession or use of alcoholic beverages, firearms, weapons or explosives on our property unless authorized by the Designated Officer.  You are also prohibited from reporting to work while under the influence of alcohol or illegal drugs.

PUBLIC AFFAIRS

See Investor Relations and Public Affairs.

RECORD RETENTION

We have document retention policies to establish retention periods for records created or received in the normal course of business.  A record is any information, regardless of physical format, which has been created or received in the transaction of the Company's business.  Physical format of a record includes hard copy, electronic, magnetic tape, disk, audio, video, optical image, etc.  Each corporate department is responsible for the maintenance, retrieval, transfer, and destruction of its records in accordance with the established filing procedures, records retention schedules and procedures.

The alteration, destruction or falsification of corporate documents or records may constitute a criminal act.  Destroying or altering documents with the intent to obstruct a pending or anticipated official government proceeding is a criminal act and could result in large fines and a prison sentence of up to 20 years.  Document destruction or falsification in other contexts can result in a violation of the federal securities laws or the obstruction of justice laws.

Before any destruction of any documents or records, you must consult the Company's document retention procedures.  You are required to review, follow and abide by the terms of those procedures.  If the procedure is not clear, questions arise, or there is a pending or anticipated official proceeding, then the CEO  must approve any document destruction.

RELATIONS AMONG EMPLOYEES:  RESPECT AND CONTRIBUTION

We function as a team.  Your success as part of this team depends on your contribution and ability to inspire the trust and confidence of your coworkers and supervisors.  Respect for the rights and dignity of others and a dedication to the good of our Company are essential.

A cornerstone of our success is the teamwork of our directors, officers and employees.  We must each respect the rights of others while working as a team to fulfill our objectives.  To best function as part of a team, you must be trustworthy and dedicated to high standards of performance.  The relationships between business groups also require teamwork.

To facilitate respect and contribution among employees, we have implemented the following employment policies:

-

To hire, pay and assign work on the basis of qualifications and performance;

-

Not to discriminate on the basis of race, religion, ethnicity, national origin, color, gender, age, citizenship, veteran's status, marital status or disability;

-

To attract and retain a highly talented workforce;

-

To encourage skill growth through training and education and promotional opportunities;

-

To encourage an open discussion between all levels of employees and to provide an opportunity for feedback from the top to the bottom and from the bottom to the top;

-

To prohibit any sexual, physical, verbal or any other kind of harassment by others while an employee is on the job;

-

To make the safety and security of our employees while at Company facilities a priority;

-

To recognize and reward additional efforts that go beyond our expectations; and

-

To respect all workers' rights to dignity and personal privacy by not disclosing employee information, including protected health information, unnecessarily.

REPORTING OF CODE VIOLATIONS

You should be alert and sensitive to situations that could result in actions that might violate federal, state, or local laws or the standards of conduct set forth in this Code.  If you believe your own conduct or that of a fellow employee may have violated any such laws or this Code, you have an obligation to report the matter.

Generally, you should raise such matters first with an immediate supervisor.  However, if you are not comfortable bringing the matter up with your immediate supervisor, or do not believe the supervisor has dealt with the matter properly, then you should raise the matter with CEO or the CFO or, if a law, rule or regulation is in question, then consult with the CEO or the CFO, who will consult with or refer you to the appropriate Company legal representatives.  The most important point is that possible violations should be reported and we support all means of reporting them.

Directors and officers should report any potential violations of this Code to the Audit Committee of the Board of Directors.

WAIVERS

There shall be no waiver of any part of this Code for any director or officer except by a vote of the Board of Directors or a designated board committee that will ascertain whether a waiver is appropriate under all the circumstances.  In case a waiver of this Code is granted to a director or officer, the notice of such waiver shall be posted on our website within five days of the Board of Directors' vote or shall be otherwise disclosed as required by applicable law or Stock Exchange rule.  Notices posted on our website shall remain there for a period of 12 months and shall be retained in our files as required by law.

A waiver for a specific event arising under the "Conflicts of Interest" section of this Code may be granted to an employee that is not a director or officer on the approval of two of the following officers:  the CEO and one of the Board of Directors.  No other waivers of this Code are permitted.

CONCLUSION

This Code is an attempt to point all of us at the Company in the right direction, but no document can achieve the level of principled compliance that we are seeking.  In reality, each of us must strive every day to maintain our awareness of these issues and to comply with the Code's principles to the best of our abilities.  Before we take an action, we must always ask ourselves:

Does it feel right?

Is this action ethical in every way?

Is this action in compliance with the law?

Could my action create an appearance of impropriety?

Am I trying to fool anyone, including myself, about the propriety of this action?

If an action would elicit the wrong answer to any of these questions, do not take it.  We cannot expect perfection, but we do expect good faith.  If you act in bad faith or fail to report illegal or unethical behavior, then you will be subject to disciplinary procedures.  We hope that you agree that the best course of action is to be honest, forthright and loyal at all times.

Approved by the Board of Directors March 5, 2006

APPENDIX

CERTIFICATE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER

AND THE CHIEF FINANCIAL OFFICER

In my role as Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of Freegold Ventures Limited (the “Company”), I have adhered to and advocated to the best of my knowledge and ability the following principles and responsibilities governing professional conduct and ethics:

1.

1.

Act with honesty and integrity, handling in an ethical manner any actual or apparent conflicts of interest between personal and professional relationships.  A “conflict of interest” exists when an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.

2.

2.

Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.  If I am the CEO or CFO, I shall review the Company’s annual reports before certifying and filing them with the SEC.

3.

3.

Comply with all applicable laws, rules and regulations of federal, provincial, territorial, state and local governments, and other appropriate private and public regulatory agencies.

4.

4.

Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

5.

5.

Respect the confidentiality of information acquired in the course of business except when authorized or otherwise legally obligated to disclose the information.  I acknowledge that confidential information acquired in the course of business is not to be used for personal advantage.

6.

6.

Promote ethical behavior among employees at the Company and as a responsible partner with industry peers and associates.

7.

7.

Maintain control over and responsibly manage all assets and resources employed or entrusted to me by the Company.

8.

8.

Report illegal or unethical conduct by any director, officer or employee that has occurred, is occurring or may occur, including any potential violations of the Company’s Code of Business Conduct and Ethics (the “Code”).  Such report shall be made to the Audit Committee of the Board of Directors and shall include conduct of a financial or non-financial nature.

9.

9.

Comply with the Code.  I understand that if I violate any part of the Code, I will be subject to disciplinary action.

I understand that the Code is subject to all applicable laws, rules and regulations.

I understand that there shall be no waiver of, modification of, or change to any part of the Code except by a vote of the Board of Directors or a designated Board committee.  In the event that a waiver of, modification of, or a change to the Code is granted, then the notice of the waiver, modification and/or change shall be posted on the Company’s website within five business days of the Board of Directors’ or designated Board committee’s vote or shall be disclosed otherwise as required by applicable law or Stock Exchange or SEC rules.  Notices posted on the Company website shall remain there for a period of 12 months and shall be retained in the Company’s files as required by law.

“Steve Manz”

Steve Manz

Chief Executive Officer

“Gordon Steblin”

Gordon Steblin

Chief Financial Officer